

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 23, 2006

VIA U.S. Mail and Facsimile

Mr. Roy G. Warren
Chief Executive Officer
Bravo! Foods International Corp.
11300 US Highway 1
North Palm Beach, Florida 33408

> **Re: Bravo! Foods International Corp.**
> **Registration Statement on Form SB-2**
> **Filed December 21, 2005**
> **File No. 333-130535**
>
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 0-25039**

Dear Mr. Warren:

        We have reviewed your response letter dated July 31, 2006 and your proposed revisions to the Form 10-KSB, submitted to us in a separate letter dated July 10, 2006 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Financial Statements

1.   We have reviewed the revisions you have proposed to make in an amendment to the Form 10-KSB. For each adjustment amount appearing on your proposed

restated consolidated balance sheets and consolidated statements of operations, please disclose further detail of the components of the adjustment amount and provide a clear discussion of why the adjustment was necessary to restate your financial statements in accordance with GAAP. For example, for adjustment (d) to the derivative liability, you should provide a discussion of the offsetting account(s), your historical accounting for these features/instruments and a brief discussion of the accounting literature applied in restating the historical amounts. Where multiple adjustments impact a single account, you should separately disclose the impact of each adjustment on that line item.

2.   If you provide the staff with drafts of your amended documents prior to filing the amended Forms 10-KSB and 10-QSB, please provide written confirmation that your independent accountants have audited and reviewed the draft amendments, as applicable, prior to submitting these documents for our review.

Consolidated Balance Sheets, page F-3

3.   We note in the draft of your restated consolidated balance sheets that it is your intent to present the discount attributable to all debt as a single, separate line item. Please note that paragraph 16 of APB 21 requires discounts and premiums to be reported in the balance sheet as a direct deduction or addition to the face amount of the related debt. Please revise your proposed balance sheet presentation accordingly.

Note 1 – Organization, Businesses and Going Concern Uncertainty, page F-8

4.   On pages 2 and 18 of the draft revisions to your Form 10-KSB, you disclose that in May of 2006 you concluded that it was necessary to restate your financial statements for the fiscal years ended December 31, 2001 through 2005. However, in your Item 4.02 Form 8-K, filed on August 15, 2006, you state that in July of 2006 you determined a restatement of your financial statements was necessary. Please revise your disclosure in one of these documents, as applicable, to indicate the specific date you concluded that a restatement was necessary and your previously issued financial statements could not be relied upon.

5.   On page 17 of your proposed revisions to the financial statement disclosures, you state that you used the Black-Scholes-Merton option price model to determine the fair value of your derivatives. Please be aware that we do not believe the use of the Black-Scholes-Merton option pricing model is appropriate to value compound embedded derivatives or conversion options that are accounted for as derivatives. You may refer to DIG Issue B15 for guidance on accounting for compound embedded derivatives. Please ensure the methodology and assumptions used in valuing the derivative instrument are appropriate and consistent with the objective of measuring fair value. If the company does not have the necessary valuation

expertise internally to properly value these complex derivatives, the company may need to consult with an outside valuation firm.

Revenue Recognition, page F-10

6.   We have read your response to prior comment 4 in our letter dated May 4, 2006, and the revised disclosure you intend to include in the financial statements in an amendment to the Form 10-KSB. Your proposed disclosure continues to focus on your presentation of revenues on a gross versus net basis. Please expand your disclosure to address the criteria set forth in SAB Topic 13:A:1. We reissue our prior comment 4.

Stock-based Compensation, page F-12

7.   We note your response to prior comment 6 in our letter dated May 4, 2006 in which you explain that your stock-based compensation accounting policy was not correctly described in the financial statements included in the Form 10-KSB.

        In addition, we note on page F-8 of your financial statements, included in your Form 10-QSB for the interim period ended March 31, 2006, that you changed your method of accounting for stock-based compensation on January 1, 2005 from the intrinsic value method to a fair value based method.

        Please disclose this change in accounting principle in your next amendment to the Form 10-KSB. Include within your disclosure a description of the method you used to report this change in accounting principle as required by paragraph 45(b) of SFAS 123, as amended by SFAS 148.

Note 5 – Notes Payable to Individual Lenders, page F-15

8.   We have read your responses to prior comments 7 and 11 in our letter dated May 4, 2006 and reviewed your proposed revisions to your financial statements submitted to us in a separate letter dated July 10, 2006. To assist us in clearly understanding the significant events and transactions impacting your convertible preferred stock and convertible debt account balances, please provide us with a detailed schedule that summarizes this information and reconciles to the applicable account balances as of each balance sheet date. For each series of preferred stock and each issuance of convertible debt, please provide a schedule that includes, at a minimum, the following information:

        •   Date each security was issued, modified and converted;

        •   Date and terms of any waivers obtained;

- Maturity date of convertible preferred stock and convertible debt and expiration date of any warrants issued;

- Value of each security as of each balance sheet date;

- The number of shares of common stock received upon conversion of each security;

- Number of warrants issued with each security and the date the warrants were exercised;

- Description of any modifications made to the terms of the agreements and how you considered the guidance in EITFs 96-19 and 05-7 in determining whether the changes should be accounted for as modifications or extinguishments;

- Summary of the features of each security with reference to specific terms of the governing agreements as necessary;

- For each series of preferred stock, your conclusion as to whether it is more akin to debt or equity and the basis for your conclusion. Your analysis should consider things such as whether the preferred stock (1) is perpetual, (2) has any redemption provisions, including ones that are only operable in the event of default, (3) has voting rights, (4) has a cumulative dividend, (5) has a residual interest in equity, (6) has creditor rights, and (7) is supported by collateral

- For each issuance of convertible debt and convertible preferred stock, an indication as to whether or not you believe it represents a conventional convertible instrument; and the basis for your conclusion. Refer to paragraph 4 of EITF 00-19 and EITF 05-2 for guidance. Please be sure to discuss any reset provisions that exist in these agreements.

Please assemble your schedules so that they begin with your balance sheet as of December 31, 2000 and the account balance activity is rolled forward through your most recent interim balance sheet date. Indicate how each instrument will be accounted for at date of issuance, and at each subsequent balance sheet date.

9. We note your response to prior comment 11 in our letter dated May 4, 2006 in which it appears you have identified embedded derivatives that should have been bifurcated from their host instruments. Please provide a listing of each type of embedded derivative you have identified for bifurcation along with the value you have assigned to each of these derivatives as of each balance sheet date. Please

also disclose the valuation methodology used and the key assumptions used in your analysis. See also comment 5 regarding valuation methodologies.

In addition, we noted the following terms in certain preferred stock and debt agreements that may require further analysis. As previously requested, please tell us whether you consider these features embedded derivatives that require bifurcation; explain the basis for your view.

- In the event of default the dividend rate increases for the series H, J and K preferred stock. As indicated in paragraph 61h of SFAS 133, the economic characteristics of this feature may not be clearly and closely related to the economic characteristics of the equity host.

- Certain debt is mandatory redeemable at a premium at the option of the holder in the event of a default as defined by the note agreement. Refer to paragraph 61(d) of SFAS 133, DIG Issue B16 and DIG Issue B38 for guidance on put and call options embedded in debt instruments.

10.   On pages 2 and 20 of your proposed revisions to your Form 10-KSB you state that you amended a note agreement to remove a variable conversion feature, effective January 1, 2006. It is our understanding that you and the note holder did not agree to this modification to the agreement until the second quarter of 2006. Changes in accounting resulting from this modification should be applied as of the date of the amendment and may not be applied retroactively to an earlier date of convenience. Please revise your analyses and proposed revisions accordingly.

In addition, we note your disclosure in which you state that you reclassified the related derivative liability to equity as a result of removing the variable conversion feature. Please understand that such a modification would ordinarily require recombining the conversion feature and host instrument, with amortization or accretion of the liability to the maturity amount; but only when you have eliminated all other contracts that are convertible into an unlimited number of shares. Please explain to us in further specificity how you recorded this modification in accounting for the conversion feature.

11.   We note your disclosures on pages 1 and 19 of your proposed revisions to the Form 10-KSB in which you explain the discount on a convertible notes will be recognized immediately as interest expense if the note is immediately convertible at the date of issuance. Generally, the discount should be amortized to interest expense over the contractual term of the note using the effective interest rate method irrespective of when the note is convertible. This is true regardless of whether the convertible notes are within the scope of SFAS 133 or within the scope of EITFs 98-5 and 00-27. Refer to paragraph 19 of EITF 00-27, which resulted in a modification of the accounting under EITF 98-5 and paragraph 15 of APB 21 for additional guidance. Similarly, you would not recognize the entire

premium or discount on preferred stock as a dividend if it is immediately convertible at the date of issuance. See SAB Topic 3C and paragraphs 19 and 20 of EITF 00-27.   Please revise your analyses and proposed financial statement revisions accordingly.

12.   We note your disclosures on page 2 and 20 of your proposed revisions to the Form 10-KSB in which you explain the variable conversion feature of two notes issued in 2003 "tainted" all outstanding warrants and non-employee options. Please confirm to us that you did not issue any instruments prior to issuance of these notes in 2003 that were convertible into an unlimited number of shares, if true. In this regard, it appears that the Series F preferred stock issued in 2000 is convertible into a potentially unlimited amount of shares. Please advise, and revise your accounting if appropriate.

13.   We note your proposed revisions to the carrying amounts of certain notes payable, in particular the Mid-Am Capital LLC note, in the proposed revised balance sheets. Please tell us how the carrying amounts were previously determined and the nature of the significant proposed increases to these liabilities.

14.   Please provide a sample of the journal entries you recorded upon conversion of a portion of the convertible debt or convertible preferred stock by the holder. Your response should include a sample of the journal entries recorded upon exercise of a convertible debt/convertible preferred stock arrangement that is subject to the scope of EITFs 98-5 and 00-27, as well as the journal entries recorded upon conversion of an instrument subject to the scope of SFAS 133 and EITF 00-19.

Note 6 – Capital Surplus (Deficit), page F-16

Convertible Preferred Stock, page F-16

15.   Although we indicated in prior comment 10 in our letter dated May 4, 2006 that we would not object to the presentation of your convertible preferred stock as permanent equity, based on certain representations you had made, we have since revisited the agreements governing these securities and have noted terms within the agreements that do not support your current presentation. For example, page 28 of your response letter dated March 14, 2006 indicates that the Series H, J and K subscription agreements give the holders of the Series H, J and K convertible preferred stock the option to compel mandatory redemption at 140% of the stated value in the event the company is unable to deliver common stock. This appears to be a redemption provision that is outside the control of the company. We note that other agreements may have similar provisions, or different provisions which could impact the classification of these instruments. For each series of preferred stock please provide a detailed analysis to support your classification of each security as permanent equity. Please use the guidance of EITF D-98, as well as

the tentative conclusions reached by Task Force in paragraphs 60-61 of EITF 00-27 when preparing these analyses.

16.   On page 24 of your response letter dated July 31, 2006, you state that your series F preferred stock was not subject to SFAS 133 because it was issued in April 2000; therefore, you have not prepared an analysis for embedded derivatives. As indicated in paragraph 50 of SFAS 133, you were required to recognize embedded derivatives as of the date you initially applied SFAS 133 or as of an earlier selected transition date. Please consider the transition guidance provided in paragraphs 48 through 56 of SFAS 133 and DIG Issue J1 and review the terms of the series F preferred stock agreements for embedded derivatives that would have been required to be bifurcated upon the adoption of SFAS 133.

17.   To the extent that the conversion option in convertible preferred stock or debt is not required to be bifurcated, please tell us how you applied EITF Issues 98-5 and 00-27.

Note 7 – Stock Warrants and Options, page F-37

18.   We note on pages 3 and 20 of your proposed revisions to your financial statements your disclosure in which you explain that you re-priced and extended the terms of certain warrants. Please explain to us how you accounted for these modifications. Consider the guidance of EITF 96-19 and EITF 05-7 when preparing your response.

19.   We note that for purposes of complying with the disclosure requirements of paragraphs 47 and 48 of SFAS 123 you have combined stock option and warrant information. We would not expect your non-employee warrant awards to have similar characteristics to your employee stock option awards. Therefore, please revise your disclosure to present this information separately, as indicated in paragraph 47 of SFAS 123.

Note 12 – Accrued Expenses, page 43

20.   We have read your response to prior comment 12 in our letter dated May 4, 2006 in which you explain that certain accrued amounts relate to costs incurred for discontinued materials that will no longer be used in the production of your products. As previously requested, please disclose the origin of these accrued amounts.

Form 10-QSB for the Interim Period Ended March 31, 2006

Controls and Procedures, page 20

21.   We note that you intend to restate your financial statements for the years ended
        December 31, 2001 through 2005, and you have notified investors that they
        should not rely on your previously issued financial statements. In light of these
        events, please tell us what consideration you have given to your disclosure
        controls and procedures and internal controls over financial reporting and your
        previous disclosures regarding the effectiveness of your disclosure controls and
        procedures. In this regard, when you file the amendments to your periodic
        reports, the principal executive and principal financial officers should re-evaluate
        their original conclusions regarding the effectiveness of the disclosure controls
        and procedures and determine whether they are still correct, or whether they need
        to be modified, supplemented or corrected in order to explain the relationship
        between the failure of the disclosure controls and procedures and the restated
        financial statements.

                                        *****

Closing Comments

        As appropriate, please amend your registration statement and periodic reports in
response to these comments. You may wish to provide us with marked copies of the
amendment to expedite our review. Please furnish a cover letter with your amendment
that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
      filing effective, it does not foreclose the Commission from taking any action with
      respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

                           Sincerely,

                           H. Roger Schwall
                           Assistant Director

cc: J. Gallager
        K. Hiller
        C. Moncada-Terry